Exhibit 99.5

Exhibit 99.5 Please return completed form to: Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Interim Financial Statements Annual Financial Statements Mark this box if you would like Mark this box if you want to to receive the Interim Financial receive the Annual Financial Statements by email or mail. Statements by email or mail. Financial Statements Request Form Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. We ask you to consider reducing the environmental impact and elect to receive materials via email. Alternatively, you may choose to access all B2Gold Corp. filings (including these reports(s)) online at www.sedar.com or at www.b2gold.com. If you would like to receive the report(s) by email or mail, please check the appropriate box above and return to the address as noted or register online at www.computershare.com/mailinglist Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy. Please place my name on your financial statements email list Email Address: Please place my name on your financial statements mailing list. Please note if you provide an email, the materials will not also be sent via mail. Name Apt. Street Number Street Name City Prov. Postal Code / Zip Code BTGQ 51ETNN 01ZYIA